[HELLER EHRMAN LLP LETTERHEAD]

August 29, 2007

Via EDGAR and Hand Delivery

Elaine Wolff

Duc Dang

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 4561

Washington, DC 20549

Re:	Heartland Payment Systems, Inc.

Registration Statement on Form S-3, Amendment No. 1

Filed August 29, 2007

File No. 333-144917

Dear Ms. Wolff and Mr. Dang:

On behalf of Heartland Payment Systems, Inc. (“Heartland” or the “Company”), we are responding to the Staff’s letter dated August 22, 2007 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). In response to the comment set forth in the Comment Letter, the Registration Statement has been amended and Heartland is filing pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this response letter. For your convenience, we have repeated the Staff’s comment below in bold face type before our response below.

FORM S-3

General

1. We note the disclosure on page 17 that you are also registering up to 7.13 million shares to be sold by selling shareholders. Please tell us how you meet all of the criteria set forth in Rule 430B(b) for omitting the identities of the selling shareholders and amounts of securities to be registered on their behalf. For example, please tell us whether you meet the condition set forth in 430B(b)(2)(i) that the offering transactions relating to the securities you are registering for resale have been completed and whether you meet the conditions set forth in 430B(b)(2)(iv). Also, please revise the filing to include a brief description of the transactions in which the securities were privately placed and a description of the securities issued, including whether the securities issued were convertible or preferred. We may have further comments based on your response.

Elaine Wolff

Duc Dang

U.S. Securities and Exchange Commission

August 29, 2007

Response

In response to the Staff’s comment, we have included on pages 19-21 a selling stockholder table which includes the identities of the selling shareholders and the amounts of securities being registered on their behalf.

If you have any further questions or need any further information regarding this filing, please call the undersigned at (212) 847-8648 or Kevin Collins at (212) 847-8742.

Sincerely,

/s/ Jason M. Casella
Jason M. Casella
Heller Ehrman LLP

cc:	Charles H.N. Kallenbach

Heartland Payment Systems, Inc.